Finance Division
Scotia Plaza - 9th Floor
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Canada M5H 1H1
Tel: (416) 866-5074
Fax: (416) 866-7867

Scotiabank

06011851

March 3, 2006

SUPPL

The Securities & Exchange Commission
Chief, Office of International
Corporate Finance
45-50th Street North West
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

Dear Sirs:

File #82 - 132

We enclose a copy of the Quarterly Report of The Bank of Nova Scotia for the period ended January 31, 2006.

Yours very truly,

Sam Ricci
Manager

Enclosure

dw 3/22

Scotiabank begins year with record results

First quarter highlights compared to the same period a year ago:

- Earnings per share (diluted) of $0.84, up 9% from $0.77
- Net income of $852 million, an increase of 8% from $788 million
- Return on equity of 21.6%, an increase from 21.0%
- Tier 1 capital ratio of 10.8%, versus 11.2%

Q1/2006

Toronto, March 3, 2006 – Scotiabank reported record net income of $852 million in the first quarter of 2006, an increase of $64 million or 8% over the same period last year. Earnings per share (diluted) were $0.84, up $0.07 per share or 9% from the first quarter of 2005. Return on equity was very strong at 21.6%.

"Our strategy of diversifying across business platforms and geography continues to deliver record income, with solid contributions from all three business lines," said Rick Waugh, President and CEO. "The Bank benefited from another strong performance from International Banking, including our Mexican operations, record trading revenues in Scotia Capital, and solid growth in mortgage volumes in Domestic Banking. Credit quality remained stable in all businesses.

"Consistent with our long-term strategy, we took steps during the first quarter to make effective use of our capital with transactions that are a strategic fit for our business platforms. International Banking announced an important acquisition in Peru as part of our Latin American strategy, Scotia Capital leveraged the Bank's industry-leading auto financing expertise by making a significant purchase of highly rated retail automotive receivables in the U.S. and Domestic Banking executed on its strategy of adding new customers by acquiring the Canadian operations of the National Bank of Greece.

"Scotiabank's capital position remains very strong, allowing us to maintain the flexibility to consider a broad range of options for future growth while continuing to increase returns to shareholders.

"We are confident that we can achieve our key performance objectives for 2006."

Year-to-date performance versus selected 2006 financial and operational objectives was as follows:

1. OBJECTIVE: Earn a return on equity (ROE) of 18 to 22%. In the first quarter, Scotiabank earned an ROE of 21.6%.
2. OBJECTIVE: Generate growth in diluted earnings per common share of 5 to 10% per year. Our year-over-year growth in diluted earnings per share was 9%.
3. OBJECTIVE: Maintain a productivity ratio of less than 58%. Scotiabank's performance was 55.2%.
4. OBJECTIVE: Maintain strong capital ratios. At 10.8%, Scotiabank's Tier 1 capital ratio remains among the highest of the Canadian banks and strong by international standards.

Live audio Web broadcast of the Bank's analysts' conference call. See page 22 for details.

(Unaudited)	As at and for the three months ended **January 31 2006**	 October 31 2005	 January 31 2005
Operating results *($ millions)*			
Net interest income (TEB[1])	**1,605**	1,581	1,503
Total revenue (TEB[1])	**2,830**	2,735	2,614
Provision for credit losses	**75**	36	74
Non-interest expenses	**1,562**	1,579	1,457
Provision for income taxes (TEB[1])	**321**	289	278
Net income	**852**	811	788
Net income available to common shareholders	**844**	803	784
Operating performance			
Basic earnings per share *($)*	**0.85**	0.81	0.78
Diluted earnings per share *($)*	**0.84**	0.80	0.77
Return on equity *(%)*	**21.6**	20.5	21.0
Productivity ratio *(%)* (TEB[1])	**55.2**	57.8	55.7
Net interest margin on total average assets *(%)* (TEB[1])	**1.97**	1.97	2.00
Balance sheet information *($ millions)*			
Cash resources and securities	**101,953**	93,964	89,118
Loans and acceptances	**200,752**	198,581	188,617
Total assets	**324,951**	314,025	300,547
Deposits	**227,547**	217,445	206,866
Preferred shares	**600**	600	300
Common shareholders' equity	**15,596**	15,482	14,918
Assets under administration	**174,110**	171,392	158,030
Assets under management	**26,185**	26,630	22,591
Capital measures			
Tier 1 capital ratio *(%)*	**10.8**	11.1	11.2
Total capital ratio *(%)*	**12.8**	13.2	13.5
Tangible common equity to risk-weighted assets[2] *(%)*	**9.0**	9.3	9.5
Risk-weighted assets *($ millions)*	**168,948**	162,799	155,498
Credit quality			
Net impaired loans[3] *($ millions)*	**659**	681	762
General allowance for credit losses *($ millions)*	**1,330**	1,330	1,375
Net impaired loans as a % of loans and acceptances[3]	**0.33**	0.34	0.40
Specific provision for credit losses as a % of average loans and acceptances (annualized)	**0.15**	0.16	0.16
Common share information			
Share price *($)*			
High	**49.80**	44.22	41.35
Low	**42.89**	40.31	36.41
Close	**46.25**	42.99	39.50
Shares outstanding *(millions)*			
Average – Basic	**989**	995	1,006
Average – Diluted	**1,002**	1,008	1,021
End of period	**988**	990	998
Dividends per share *($)*	**0.36**	0.34	0.32
Dividend yield *(%)*	**3.1**	3.2	3.3
Dividend payout ratio[4] *(%)*	**42.2**	42.1	41.1
Market capitalization *($ millions)*	**45,696**	42,568	39,425
Book value per common share *($)*	**15.78**	15.64	14.95
Market value to book value multiple	**2.9**	2.7	2.6
Price to earnings multiple (trailing 4 quarters)	**14.2**	13.5	13.3
Other information			
Employees	**47,166**	46,631	43,930
Branches and offices	**1,968**	1,959	1,871

Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.

(1) The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnotes (2) and (3) on page 13.

(2) Represents common shareholders' equity and non-controlling interest in subsidiaries, less goodwill and other intangible assets, as a percentage of risk-weighted assets.

(3) Net impaired loans are impaired loans less the specific allowance for credit losses.

(4) Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

Strategies for success

In all three of our main business lines – Domestic Banking, International Banking and Scotia Capital – we are focusing on three key priorities: sustainable revenue growth, strategic acquisitions, and effective capital management and allocation. During the quarter, we continued to successfully execute our strategies to achieve our objectives.

We are driving sustainable revenue growth by retaining and growing existing customer relationships and acquiring new customers, by investing in new resources, technology and marketing, including several major sponsorship initiatives.

As part of our strategy to acquire new customers, we are accelerating the expansion of our branch networks in Canada and Mexico this year, with 20 new branch openings planned for Canada and 50 in Mexico. In addition, we acquired the National Bank of Greece (Canada), which includes ten branches in Ontario and Quebec.

We continue to make effective use of our capital through strategic acquisitions. During the quarter, we announced a $390 million investment in Peru as part of our growth plan in Latin America. And we announced a significant financing agreement with General Motors Acceptance Corporation (GMAC), in which GMAC will sell up to US $20 billion in U.S. retail automotive receivables to Scotia Capital over five years under a US $6 billion revolving facility.

As always, we remain focused on meeting the needs of all our stakeholders, and our efforts to do so continue to be acknowledged. We were proud to be recognized by Latin Finance as Bank of the Year in Mexico, the Caribbean and Jamaica. Scotia Capital was also named Best Foreign Exchange Bank in Canada by Global Finance.

We want to ensure that Scotiabank remains a great place to work and to build rewarding careers. That's why we were very pleased to be named one of Canada's 50 Best Employers by The Globe and Mail Report on Business Magazine for the second consecutive year.

We also believe in being a socially responsible company, and supporting the communities in which we do business. For example, we continued our association with the Rick Hansen Man in Motion Foundation by announcing a 10-year, $4 million partnership to launch a new community-based program to raise awareness of spinal cord injury.

We remain confident that Scotiabank is in a strong position to achieve continued success throughout the remainder of 2006.

Rick Waugh
President and Chief Executive Officer

2006 Objectives

Financial

- Return on equity of 18-22%
- Diluted earnings per share growth of 5-10%
- Long-term shareholder value through increases in dividends and stock price appreciation

Customer

- High levels of customer satisfaction and loyalty
- Increase market share in primary markets

Operational

- Productivity ratio of <58%
- Sound ratings
- Best practices in corporate governance and compliance processes
- Sound capital ratios

People

- High levels of employee satisfaction and engagement
- Enhance workforce diversity
- Commitment to corporate social responsibility and strong community involvement

Domestic Banking

- At December 31, 2005, 65% of Scotia Mutual Fund assets were in the top two quartiles for 3-year performance. Two of the four Partners Portfolios achieved a "4 Star" rating by Morningstar Canada. Further, our in-house funds managed by Scotia Cassels Investment Counsel provided solid returns for clients. Nearly 90% of actively managed long-term funds were in the top 2 quartiles for 3-year performance.
- During the quarter, we completed a full national rollout of Scotia Blueprint, a proprietary financial planning tool designed to support our team of accredited Financial Advisors. Blueprint reinforces the goal-based planning process, and improves productivity by streamlining existing desktop applications and pre-populating customer information. The result is a comprehensive financial plan covering the customer's investing, borrowing, day-to-day banking and protection needs.
- In January, we demonstrated our commitment to building greater awareness of the Scotiabank brand in the Ottawa area, with the launch of Scotiabank Place, home arena of the National Hockey League's Ottawa Senators.

International Banking

- We continued to execute our acquisition strategy, reaching agreements to purchase two Peruvian banks, Banco Wiese Sudameris and Banco Sudamericano. After the transaction is complete, we will own 80% of the new combined bank, while Italy's Banca Intesa will own the other 20%. The transaction is subject to regulatory approvals and other conditions, and is expected to be finalized in the second quarter. Taken together, our investment will total $390 million.
- Grupo Financiero Scotiabank Inverlat has been rebranded as Grupo Scotiabank in an effort to better leverage Scotiabank's brand image in Mexico. As well, we introduced a new organizational structure in Mexico's branches, including the re-engineering of operating processes, to better serve our customers and increase available sales time of branch staff. Over 50% of the network was converted to the new operating model in 2005, with full implementation expected to be complete by April 2006. We also qualified for the Mexican Government Advancement of Women certificate. The gender equity audit score was 95%, one of the highest recorded by a participant company.
- We continued to aggressively execute competitive credit card strategies by launching cards in four new markets: Belize, Cayman, St. Maarten and Turks and Caicos. In addition, we partnered with Delta Airlines to issue a co-branded Scotiabank Delta Sky Miles Visa card in Puerto Rico. In Mexico, we renewed our contract with the Posadas Group to issue the Scotiabank Fiesta Rewards card. We also partnered with the National Football League to issue co-branded NFL cards in Mexico.

Scotia Capital

- General Motors Acceptance Corporation (GMAC) agreed to sell up to US $20 billion in U.S. retail automotive receivables to Scotia Capital over five years, under a US $6 billion revolving facility. The agreement expands a long relationship between GMAC and Scotia Capital.
- Scotia Capital acted as financial advisor to Versacold Holdings Corp., a subsidiary of Versacold Income Fund, on its purchase of P&O Cold Logistics for $380 million. To finance the acquisition, we also acted as sole bookrunner for a $140 million combined offering of trust units and convertible debentures, as co-lead arranger and administrative agent on $500 million of credit facilities, and as the client's lead hedge advisor for the credit interest rate and currency hedge program.
- Scotia Capital acted as lead hedge advisor for Corus Entertainment Inc. in association with the refinancing of the company's $375 million of senior subordinated notes, and was lead hedge advisor and syndication agent on $800 million in new senior bank facilities.

Employee highlights

- For the second consecutive year, the Scotiabank Group was named one of the 50 Best Employers in Canada by The Globe and Mail Report on Business Magazine in an annual employment survey. Scotiabank, one of only two financial institutions on the roster, placed 43rd on the list, up from its 2005 ranking of 46th.

Community involvement

- Scotiabank continued its association with the Rick Hansen Man in Motion Foundation with the January 12 announcement of a 10-year, $4 million partnership. Through the Foundation's new Ambassador Program, more than 200 people with spinal cord injuries will share their stories of courage, hope and inspiration in communities across Canada.

Forward-looking statements This document includes forward-looking statements which are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs such as "will," "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 59 of the Bank's 2005 Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

The "Outlook" section in this document is based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing this section.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Group Financial Performance and Financial Condition

A record first quarter sets the Bank on course to achieve its key 2006 performance objectives. Net income rose 8% to $852 million this quarter, compared to $788 million in the first quarter of last year and up 5% from $811 million last quarter. These results reflect solid contributions from each of the Bank's three business lines, including improved results from capital markets activities and the Bank's Mexican banking operations. Foreign currency translation did not have a significant impact on the first quarter's results.

Total revenue

Total revenue, on a taxable equivalent basis, climbed to $2,830 million, up 8%, from $2,614 million in the first quarter of last year. The growth was broad based with increases in net interest income and other income, particularly in trading revenues and activity-based fee income. The acquisitions of Banco de Comercio in El Salvador and Waterous & Co., in the latter part of 2005, contributed approximately 1% of the year-over-year growth.

Total revenue was $95 million or 3% higher than last quarter due primarily to significantly higher trading revenues, coupled with increases in net interest income and transaction-based fee income.

Net interest income

Net interest income, on a taxable equivalent basis, for this quarter rose $102 million or 7% to $1,605 million compared to the first quarter of last year, and climbed $24 million or 2% from the fourth quarter.

The net interest margin was 1.97%, unchanged from the fourth quarter but down slightly from 2.00% in the same quarter last year. While there was a small year-over-year widening of the Canadian currency margin, this was offset by a narrowing of the foreign currency margin.

Canadian currency net interest income was $958 million, up $72 million or 8% from last year and $13 million or 1% from last quarter. The year-over-year increase was driven by strong mortgage and other retail lending volume growth of 10%, and higher dividend income this quarter. However, the flat yield curve continued to apply pressure to the margin.

Foreign currency net interest income rose $30 million or 5% from the same quarter last year and $11 million or 2% from last quarter. Mexico was the primary contributor to the increase over last year, with good volume growth in business loans and mortgages coupled with higher margins. This was partially offset by lower average loan balances and margins in corporate lending activities in the United States and Europe.

Other income

Other income was $1,225 million this quarter, a significant improvement of $114 million or 10% over the first quarter of last year. Growth was broad-based, led by record trading revenues, particularly in equities and derivatives, due to favourable market conditions and strong client activity. As well, there were higher net gains on the sale of investment securities, and sizable increases in activity-based fee revenue, such as deposit and payment services and retail brokerage fees. The latter resulted from higher customer trading volumes reflecting the buoyant equity market. Partially offsetting this revenue growth were lower underwriting fees and reduced securitization revenues.

The increase in other income from last quarter was $71 million or 6%, due primarily to a significant increase in trading revenues from favourable market conditions and higher customer-driven activity and increases in other transaction-based fee income. These increases were partially offset by lower underwriting fees.

Provision for credit losses

The total provision for credit losses was $75 million this quarter, in line with the same period last year but up from $36 million last quarter. There was no change to the general allowance this quarter, while last quarter's provision included a reduction of $45 million in the general allowance for credit losses. Specific provisions for credit losses remained relatively unchanged year over year, but fell modestly by $6 million quarter over quarter. Scotia Capital continued to benefit from net recoveries in the first quarter, as the credit environment remained stable. Further discussion on credit risk is provided on page 7.

Non-interest expenses and productivity

Non-interest expenses rose by $105 million or 7% to $1,562 million this quarter compared to $1,457 million for the first quarter last year. The inclusion of acquisitions made in 2005 contributed approximately 1% of this increase. Compared to the fourth quarter, expenses decreased by $17 million or 1%.

The productivity ratio, a measure of the Bank's efficiency, was 55.2% this quarter, slightly better than 55.7% in the first quarter last year and a solid improvement from 57.8% in the fourth quarter.

The year-over-year growth in non-interest expenses was attributable mostly to increases in salaries and benefits expenses, primarily from higher stock-based compensation costs and pensions and other benefits. The higher stock-based compensation was due mainly to a

greater appreciation in the Bank's share price, as well as the accelerated recognition of costs for recent retirees. There were increases in premises and technology, communications, advertising and business development to support ongoing investments in business initiatives. Additionally, there were higher appraisal and acquisition fees, in line with higher mortgage and credit card sales. The growth in the other expense category was due primarily to higher litigation costs and increases in employee training.

The decline in non-interest expenses from the fourth quarter was due primarily to lower advertising and development costs related to specific promotional initiatives in Canada, Mexico and the Caribbean in the latter part of last year, and reduced professional fees. These favourable reductions in expenses were partly offset by higher remuneration expenses, mainly in performance-driven compensation costs linked to the strong trading results this quarter. As well, stock-based compensation grew for the reasons noted above. Pensions and benefits were also up from the previous quarter, partly from seasonally higher payroll taxes.

Taxes

The effective tax rate for the first quarter was 20.5%, up slightly from 20.1% in the first quarter of last year and in line with 20.4% in the preceding quarter. The effective tax rate was up year over year, notwithstanding increased earnings from subsidiaries in relatively lower tax jurisdictions, as there were higher tax savings from certain structured transactions last year.

Risk management

The Bank's risk management policies and practices are unchanged from those outlined in pages 59 to 70 of the 2005 Annual Report.

Credit risk

The total provision for credit losses was $75 million this quarter, compared to $74 million in the same period a year ago. Total provisions were higher than the previous quarter, due entirely to a $45 million reduction in the general allowance for credit losses in the fourth quarter of 2005. Specific provisions were, however, $6 million lower on a quarter-over-quarter basis.

Scotia Capital benefited from lower new provisions this quarter along with continuing recoveries, resulting in a net recovery of $16 million in the first quarter, compared to a net recovery of $9 million in the same quarter last year and a $7 million net recovery in the previous quarter.

In the domestic retail and commercial portfolios, total provisions of $64 million were slightly lower than both the same quarter last year and the prior quarter, as provisions in the commercial portfolio declined.

The provision for credit losses of $27 million in international operations was higher than both the $7 million in the same period last year and the $16 million in the previous quarter. These increases were due primarily to increases in retail and commercial provisions in Mexico and an impaired commercial account in Asia.

Total net impaired loans, after deducting the allowance for specific credit losses, were $659 million as at January 31, 2006, an improvement of $22 million from last quarter.

The forestry and automotive sectors continue to be closely monitored. The Bank actively manages its risks and level of exposure to these industries.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the first quarter, the average one-day VaR decreased to $8.1 million compared to $8.4 million in the same quarter last year. This decline is primarily the result of reduced foreign exchange exposure, partially offset by an increase in interest rate and equity exposure. The one-day VaR increased from $7.5 million in the previous quarter due to increased foreign exchange and equity exposure.

	Average for the three months ended		
Risk factor (*$ millions*)	**Jan. 31 2006**	Oct. 31 2005	Jan. 31 2005
Interest rate	**$ 5.5**	$ 6.4	$ 4.8
Equities	**5.6**	4.3	4.1
Foreign exchange	**1.8**	0.7	5.4
Commodities	**0.7**	1.6	0.6
Diversification	**(5.5)**	(5.5)	(6.5)
All-Bank VaR	**$ 8.1**	$ 7.5	$ 8.4

There were four loss days in the quarter, compared to one loss day in the first quarter of last year and seven loss days in the previous quarter. The losses were well within the range predicted by VaR.

Liquidity risk

The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank's obligations. As at January 31, 2006, liquid assets were $87 billion or 27% of total assets compared to $82 billion or 26% of total assets at October 31, 2005. These assets consist of securities, 73%, and cash and deposits with banks, 27% (October 31, 2005 – 75% and 25%, respectively).

In the course of the Bank's day-to-day activities, securities and other assets are pledged to secure an

obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at January 31, 2006, total assets pledged or sold under repurchase agreements were $51 billion, compared to $48 billion at October 31, 2005. The quarter-over-quarter increase was attributable primarily to higher levels of pledging for securities borrowing and lending activities.

Related party transactions

There were no changes to the Bank's procedures and policies for related party transactions from those outlined on pages 75 and 116 of the 2005 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Balance sheet

The Bank's total assets were $325 billion as at January 31, 2006, up $11 billion or 3% from October 31, 2005. Excluding the effect of foreign currency translation, assets rose $15 billion or 5%.

The Bank continued to realize growth in its lending portfolio, with underlying loan balances up $3 billion or 2% since October 31, 2005. Domestic residential mortgages led this growth with a $2 billion increase, excluding the impact of securitization, as there was a continued strong domestic housing market. Internationally, loans in Latin America and the Caribbean climbed $1 billion. Commercial loans were up in Mexico and the Dominican Republic, while there was good growth in retail loans across most of the Caribbean and Latin America, in part due to the success of recent promotional activities.

The Bank's securities portfolio increased $5 billion from October 31, 2005. Investment securities were up $3 billion mainly from purchases of asset-backed securities structured with a large corporate customer. Trading securities were up $2 billion, largely in Scotia Capital, primarily to hedge market risk related to trading activities with customers. As at January 31, 2006, the surplus of the market value over book value of the Bank's investment securities was $1,090 million, up $55 million from October 31, 2005, notwithstanding net realized gains in the first quarter of 2006 of $94 million.

Total liabilities were $309 billion as at January 31, 2006, $11 billion higher than October 31, 2005 or up $15 billion excluding the effect of foreign currency translation.

Personal deposits increased by $3 billion primarily from growth in domestic deposits of $2 billion, largely in term deposits as customers took advantage of higher interest rates offered on GIC products. Non-personal deposits grew $10 billion, to fund asset growth.

Capital management

The Bank's capital ratios remain strong and continue to be among the highest of its Canadian peers. This position of strength allows the Bank to take advantage of strategic growth opportunities as they arise.

The Tier 1 ratio was 10.8% this quarter, compared to 11.2% a year ago and 11.1% last quarter. These declines arose primarily from growth in risk-weighted assets.

The tangible common equity (TCE) ratio, which represents common equity less goodwill and other intangible assets as a percentage of risk-weighted assets, continued to be the strongest of the major Canadian banks. This ratio was 9.0% at January 31, 2006, versus 9.5% in the first quarter last year and 9.3% at October 31, 2005.

Financial instruments

Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank's business. There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk management section on page 7.

Financial instruments are generally carried at cost, except those held for trading purposes, which are carried at their estimated fair value. There was no change to the basis of calculating the fair value of financial instruments from October 31, 2005, and no significant changes in fair value of financial instruments that arose from factors other than normal economic, industry and market conditions.

Total derivative notional amounts were $902 billion at January 31, 2006, compared to $991 billion the same time last year and $886 billion at October 31, 2005. The percentage of derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount after taking into account netting arrangements was $13 billion, in line with last year and the previous quarter.

Off-balance sheet arrangements

In the normal course of business, the Bank enters into contractual arrangements that are not required to be

consolidated in its financial statements. These arrangements are primarily in three categories: variable interest entities (VIEs), securitizations, and guarantees and loan commitments. No material contractual obligations were entered into this quarter that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from the prior year.

During the quarter, the Bank did not enter into any significant new arrangements with VIEs that are not consolidated by the Bank in its balance sheet.

The Bank continues to securitize residential mortgages as a means to diversify its funding sources, as it represents a cost-effective means to fund the growth in this portfolio. A further $437 million in residential mortgages were securitized in the current quarter, bringing the balance of outstanding securitized mortgages to $7,799 million as at January 31, 2006, versus $7,801 million at October 31, 2005.

Guarantees and loan commitments were in line with the fourth quarter. Fees from guarantees and loan commitment arrangements recorded in other income were $56 million for the three-month period ended January 31, 2006, compared to $59 million for the same period a year ago.

Common dividend

The Board of Directors, at its meeting on March 2, 2006, approved a quarterly dividend of 36 cents per common share for shareholders of record as of April 4, 2006. This dividend is payable April 26, 2006.

Outlook

Global economic activity retained considerable momentum in the opening months of fiscal 2006, led by China, India and other low-cost producing regions throughout Asia, Eastern Europe and Latin America. The Canadian and Mexican economies have been benefiting from buoyant commodity markets, particularly for energy products, and solid U.S. demand. While U.S. growth may moderate in the months ahead, markets should remain buoyant for industrial and energy commodities. If interest rates rise and the Canadian dollar continues to appreciate, overall growth in Canada may moderate.

The Bank's first quarter results provided a strong start for 2006, although the high levels of trading revenues may not be sustained at similar levels over the remainder of the year. Nevertheless, continued economic growth across regions in which Scotiabank operates, coupled with the Bank's diversified growth platforms and attention to costs, points to another year where the Bank expects to meet its key objectives.

Accounting Policies and Estimates

The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's 2005 audited annual consolidated financial statements (refer to Note 1 to the year-end statements).

Details of significant future changes in accounting standards affecting the Bank are presented in Note 1 of the interim consolidated financial statements.

The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2005 Annual Report.

Business Line Review

Domestic Banking

	For the three months ended		
(Unaudited) ($ millions) *(Taxable equivalent basis)*[1]	**January 31 2006**	October 31 2005	January 31 2005
Business line income			
Net interest income	**$ 909**	$ 929	$ 890
Provision for credit losses	**64**	69	76
Other income	**472**	474	447
Non-interest expenses	**833**	870	784
Provision for income taxes	**153**	136	147
Net income	**$ 331**	$ 328	$ 330
Preferred dividends paid	**2**	2	1
Net income available to common shareholders	**$ 329**	$ 326	$ 329
Other measures			
Return on equity[2]	**30.5%**	30.1%	34.1%
Average assets *($ billions)*	**$ 130**	$ 127	$ 120

(1) Refer to footnote (2) on page 13.
(2) Refer to footnote (1) in the Total table on page 14.

Domestic Banking, which includes Wealth Management, reported solid net income available to common shareholders of $329 million this quarter, and accounted for 39% of the Bank's net income. Domestic results were comparable to the same period last year, and last quarter. Return on equity continued to exceed 30%.

Total revenues grew 3% and net interest income rose $19 million or 2% from the same quarter last year. Strong volume growth was recorded in most products. Largely offsetting this, however, was a lower interest margin, reflecting the flat yield curve coupled with a higher cost of wholesale deposits used to fund a portion of the asset growth. These factors also resulted in a decline of 2% in net interest income quarter over quarter.

Retail assets grew by 10% compared to last year, led by a substantial increase of $7 billion or 10% in residential mortgage balances before securitization. During this quarter there was a shift in customer preference to longer-term, fixed rate mortgages from variable rate mortgages, reflecting the recent rise in short-term interest rates. Personal revolving credit also showed strong year-over-year growth of $2.4 billion or 13%. Personal deposits grew 6%, due mainly to an increase in term deposit balances. As well, small business deposits grew a strong 17%.

The provision for credit losses was $64 million this quarter, an improvement from $76 million recorded in the first quarter of last year and $69 million in the fourth quarter. This decrease was due mainly to lower provisions in the commercial portfolio.

Other income was $472 million in the first quarter, an increase of $25 million or 6% compared to the same period last year. All business segments showed improved results. Notable growth was experienced in mutual fund revenues, from higher average balances arising mainly from market appreciation, and retail brokerage commissions from higher trading activity. In addition, there were increases in card revenues and transaction service fees.

Non-interest expenses rose 6% from the same quarter last year attributable mostly to higher remuneration expenses including stock and performance-based compensation and pension and other staff benefit costs. The higher stock-based compensation was due mainly to a greater appreciation in the Bank's share price, as well as the accelerated recognition of costs for recent retirees. Partly offsetting this growth were lower litigation expenses. Non-interest expenses fell 4% from the prior quarter, mainly reflecting higher advertising costs in the fourth quarter for large marketing programs and seasonal declines in other categories. Partially offsetting the decline was higher stock-based compensation for the reasons noted above.

International Banking

(Unaudited) ($ millions) (Taxable equivalent basis)[1]	For the three months ended January 31 2006	October 31 2005	January 31 2005
Business line income			
Net interest income	**$ 529**	$ 506	$ 462
Provision for credit losses	**27**	16	7
Other income	**215**	202	180
Non-interest expenses	**452**	486	388
Provision for income taxes	**10**	10	23
Non-controlling interest in net income of subsidiaries	**20**	20	17
Net income	**$ 235**	$ 176	$ 207
Preferred dividends paid	**2**	2	1
Net income available to common shareholders	**$ 233**	$ 174	$ 206
Other measures			
Return on equity[2]	**22.9%**	17.5%	24.2%
Average assets *($ billions)*	**$ 52**	$ 51	$ 48

(1) Refer to footnote (2) on page 13.
(2) Refer to footnote (1) in the Total table on page 14.

International Banking's net income available to common shareholders in the first quarter of 2006 was $233 million, an increase of $27 million or 13% from last year and $59 million or 34% from last quarter. This quarter's results represented 28% of the Bank's consolidated net income and were bolstered by growth in Mexico and continued solid performances in the Caribbean and Central America. Return on equity was 23%.

Asset volumes increased $4 billion or 8% from last year of which $1 billion was due to the acquisition of Banco de Comercio in El Salvador. The remaining $3 billion increase was primarily driven by a 20% rise in retail loans, reflecting growth of 32% in credit cards and 22% in mortgages.

Total revenues were $744 million in the first quarter, an increase of $102 million or 16% from last year and $36 million or 5% above last quarter. The major contributor to the year-over-year increase was broad-based growth in retail lending in Mexico and the Caribbean and Central America region. Banco de Comercio contributed approximately one quarter of the improvement. The increase compared to the preceding quarter arose from growth in all regions, with Mexican retail volumes and fees being the largest contributor.

Net interest income was $529 million this quarter, a year-over-year increase of $67 million or 15%, primarily from higher retail loans in the Caribbean and Central America and Mexico, coupled with the inclusion of Banco de Comercio. Net interest income was up $23 million or 5% from the fourth quarter, largely as a result of higher loan volumes in Mexico.

The provision for credit losses was $27 million in the first quarter, $20 million higher than last year, and $11 million higher than last quarter. This quarter's provisions rose as a result of increases in retail and commercial provisions in Mexico and an impaired commercial account in Asia.

Other income rose $35 million or 19% year over year and $13 million or 6% quarter over quarter. The majority of the year-over-year growth was in Mexico, with higher gains on sales of investment securities, as well as strong increases in credit card and other retail revenues. Other banking operations contributing to these increases were Bahamas and Puerto Rico, along with the inclusion of Banco de Comercio. The improvement from the fourth quarter was mainly from higher retail fees in Mexico.

Non-interest expenses were $452 million this quarter, up $64 million or 17% from last year, but down $34 million or 7% from last quarter. The year-over-year increase was a result of the acquisition of Banco de Comercio, higher litigation costs and business-related growth in most countries. The quarter-over-quarter decline was primarily in Mexico, due partly to lower marketing costs and a drop in performance-based compensation, reflecting finalization of year-end payouts.

Scotia Capital

(Unaudited) ($ millions) (Taxable equivalent basis)[1]	For the three months ended January 31 2006	October 31 2005	January 31 2005
Business line income			
Net interest income	**$ 209**	$ 201	$ 216
Provision for (reversal of) credit losses	**(16)**	(7)	(9)
Other income	**411**	338	337
Non-interest expenses	**254**	198	261
Provision for income taxes	**122**	117	53
Net income	**$ 260**	$ 231	$ 248
Preferred dividends paid	**2**	2	1
Net income available to common shareholders	**$ 258**	$ 229	$ 247

Other measures			
Return on equity[2]	**32.3%**	27.4%	30.5%
Average assets *($ billions)*	**$ 115**	$ 114	$ 108

(1) Refer to footnote (2) on page 13.
(2) Refer to footnote (1) in the Total table on page 14.

Scotia Capital reported net income available to common shareholders of $258 million, $11 million or 4% ahead of last year and a $29 million or 13% increase from last quarter. This represented a contribution of 31% to the Bank's overall net income. Return on equity at 32% was higher than the strong results achieved each quarter last year and well ahead of last quarter's 27%.

Total asset levels increased $7 billion compared to last year, mainly in securities which support trading operations, coupled with the purchase of a U.S. retail automotive receivables portfolio this quarter. Growth in corporate lending assets of $1 billion in Canada was offset by reductions in the U.S. and Europe.

This quarter's performance was driven by strong revenue growth of 12% over last year and 15% compared to last quarter, reflecting record trading revenues. Global Capital Markets delivered record revenues from derivatives, in part reflecting higher customer activity, and equity trading, due to favourable market conditions. As well, results were bolstered by continued strong performances in foreign exchange and precious metals. Global Corporate and Investment Banking revenues were higher than the same period last year, which included losses from a business acquired through a loan restructuring that was subsequently sold in 2005. The positive revenue growth was mitigated by continuing competitive pressure on interest margins.

Scotia Capital benefited from lower new provisions for credit losses this quarter and continued recoveries, which resulted in a net recovery of $16 million in credit losses this quarter, compared to a net recovery of $9 million last year and a net recovery of $7 million last quarter. Net recoveries were realized primarily in the U.S. and, to a lesser extent, in Canada and Europe. Impaired loans continued to decline, reflecting the overall strength of the credit portfolio.

Non-interest expenses were $254 million, down 3% from last year but up 28% from last quarter. The decline from last year was due to lower performance-related compensation costs, mainly from adjustments to the quarterly estimate. This was partially offset by higher salaries and benefits. Quarter over quarter, expenses rose due to higher performance-related compensation, in line with the quarter's record trading revenues, partly offset by lower severance and litigation costs.

The provision for income taxes was $122 million this quarter compared to $53 million in the same quarter last year and $117 million last quarter. The year-over-year increase was due to higher tax savings related to certain structured transactions last year.

Other[1]

(Unaudited) ($ millions) *(Taxable equivalent basis)*[2]	For the three months ended **January 31 2006**	October 31 2005	January 31 2005
Business line income			
Net interest income[3]	**$ (138)**	$ (130)	$ (141)
Provision for (reversal of) credit losses	**–**	(42)	–
Other income	**127**	140	147
Non-interest expenses	**23**	25	24
Provision for income taxes[3]	**(60)**	(49)	(21)
Net income	**$ 26**	$ 76	$ 3
Preferred dividends paid	**2**	2	1
Net income available to common shareholders	**$ 24**	$ 74	$ 2
Other measures			
Average assets *($ billions)*	**$ 25**	$ 25	$ 22

(1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2) The Bank, like some other banks, analyzes revenues, net interest margin on total average assets and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before-tax basis. In the presentation of business line results, the corresponding offset is made in the provision for income taxes.

Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures and may not be the same as measures presented by other companies.

(3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended January 31, 2006 ($96), October 31, 2005 ($75), and January 31, 2005 ($76), to arrive at the amounts reported in the Consolidated Statement of Income.

Net income available to common shareholders was $24 million, compared to $2 million last year, and $74 million last quarter. The quarter-over-quarter decrease was due primarily to the $45 million reversal of the general allowance for credit losses in the fourth quarter.

Revenues declined by $17 million year over year, and were down $21 million from last quarter. Other income decreased by $20 million from the same quarter last year and was $13 million below last quarter. The year-over-year decline was due to lower net gains on bond investments and securitization revenues, partially offset by higher net gains on equity investments. The quarter-over-quarter change was also due in part to lower securitization revenues.

Net interest income and the provision for income taxes include the elimination of tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $96 million in the first quarter, compared to $76 million last year, and $75 million in the prior quarter. The increase in the gross up was due to higher dividend income this quarter.

Total

(Unaudited) ($ millions)	For the three months ended January 31 2006	October 31 2005	January 31 2005
Business line income			
Net interest income	**$ 1,509**	$ 1,506	$ 1,427
Provision for credit losses	**75**	36	74
Other income	**1,225**	1,154	1,111
Non-interest expenses	**1,562**	1,579	1,457
Provision for income taxes	**225**	214	202
Non-controlling interest in net income of subsidiaries	**20**	20	17
Net income	**$ 852**	$ 811	$ 788
Preferred dividends paid	**8**	8	4
Net income available to common shareholders	**$ 844**	$ 803	$ 784
Other measures			
Return on equity[1]	**21.6%**	20.5%	21.0%
Average assets *($ billions)*	**$ 322**	$ 317	$ 298

(1) For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and, accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.

Quarterly Financial Highlights

	For the three months ended Jan. 31 2006	Oct. 31 2005	July 31 2005	April 30 2005	Jan. 31 2005	Oct. 31 2004	July 31 2004	April 30 2004
Total revenue *($ millions)*	**$ 2,734**	$ 2,660	$ 2,608	$ 2,594	$ 2,538	$ 2,384	$ 2,464	$ 2,705
Total revenue (TEB[1]) *($ millions)*	**2,830**	2,735	2,689	2,688	2,614	2,457	2,532	2,770
Net income *($ millions)*	**852**	811	784	826	788	705	731	784
Basic earnings per share ($)	**0.85**	0.81	0.78	0.82	0.78	0.70	0.72	0.77
Diluted earnings per share ($)	**0.84**	0.80	0.77	0.81	0.77	0.69	0.71	0.75

(1) The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnotes (2) and (3) on page 13.

Share Data

(thousands of shares outstanding)	As at January 31 2006
Common shares	**988,019[1]**
Preferred shares Series 12	**12,000[2]**
Preferred shares Series 13	**12,000[3]**
Class A preferred shares issued by Scotia Mortgage Investment Corporation	**250[4]**
Series 2000-1 trust securities issued by BNS Capital Trust	**500[4]**
Series 2002-1 trust securities issued by Scotiabank Capital Trust	**750[5]**
Series 2003-1 trust securities issued by Scotiabank Capital Trust	**750[5]**
Outstanding options granted under the Stock Option Plans to purchase common shares	**37,886[1][6]**

(1) As at February 17, 2006, the number of outstanding common shares and options were 988,063 and 37,812, respectively. The number of other securities disclosed in this table were unchanged.

(2) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(3) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.

(4) Reported in capital instrument liabilities in the Consolidated Balance Sheet.

(5) Reported in deposits in the Consolidated Balance Sheet.

(6) Included are 16,794 stock options with tandem stock appreciation right (SAR) features.

Further details, including convertibility features, are available in Notes 13, 14 and 15 of the October 31, 2005, consolidated financial statements presented in the 2005 Annual Report, and Note 3 on page 20 of this report.

Consolidated Statement of Income

(Unaudited) ($ millions)	For the three months ended **January 31 2006**	October 31 2005	January 31 2005
Interest income			
Loans	**$ 2,813**	$ 2,653	$ 2,399
Securities	**897**	801	699
Deposits with banks	**184**	186	136
	3,894	3,640	3,234
Interest expense			
Deposits	**1,790**	1,541	1,330
Subordinated debentures	**35**	34	33
Capital instrument liabilities	**13**	13	13
Other	**547**	546	431
	2,385	2,134	1,807
Net interest income	**1,509**	1,506	1,427
Provision for credit losses (Note 5)	**75**	36	74
Net interest income after provision for credit losses	**1,434**	1,470	1,353
Other income			
Card revenues	**75**	67	62
Deposit and payment services	**189**	181	168
Mutual funds	**58**	52	44
Investment management, brokerage and trust services	**161**	159	142
Credit fees	**131**	131	136
Trading revenues	**243**	126	210
Investment banking	**155**	171	180
Net gain on investment securities	**94**	109	62
Securitization revenues	**13**	19	19
Other	**106**	139	88
	1,225	1,154	1,111
Net interest and other income	**2,659**	2,624	2,464
Non-interest expenses			
Salaries and employee benefits	**934**	861	870
Premises and technology	**281**	302	273
Communications	**64**	66	60
Advertising and business development	**47**	81	43
Professional	**32**	55	42
Business and capital taxes	**37**	30	37
Other	**167**	184	132
	1,562	1,579	1,457
Income before the undernoted	**1,097**	1,045	1,007
Provision for income taxes	**225**	214	202
Non-controlling interest in net income of subsidiaries	**20**	20	17
Net income	**$ 852**	$ 811	$ 788
Preferred dividends paid	**8**	8	4
Net income available to common shareholders	**$ 844**	$ 803	$ 784
Average number of common shares outstanding *(millions)*:			
Basic	**989**	995	1,006
Diluted	**1,002**	1,008	1,021
Earnings per common share[1] *(in dollars)*:			
Basic	**$ 0.85**	$ 0.81	$ 0.78
Diluted	**$ 0.84**	$ 0.80	$ 0.77
Dividends per common share *(in dollars)*	**$ 0.36**	$ 0.34	$ 0.32

(1) The calculation of earnings per share is based on full dollar and share amounts.

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Balance Sheet

	As at		
(Unaudited) ($ millions)	**January 31 2006**	October 31 2005	January 31 2005
Assets			
Cash resources			
Cash and non-interest-bearing deposits with banks	**$ 2,244**	$ 2,501	$ 1,961
Interest-bearing deposits with banks	**18,125**	15,182	15,817
Precious metals	**3,571**	2,822	2,207
	23,940	20,505	19,985
Securities			
Investment	**26,140**	23,452	22,477
Trading	**51,873**	50,007	46,656
	78,013	73,459	69,133
Loans			
Residential mortgages	**77,042**	75,520	70,070
Personal and credit cards	**35,331**	34,695	33,855
Business and government	**62,608**	62,681	61,281
Securities purchased under resale agreements	**20,058**	20,578	19,769
	195,039	193,474	184,975
Allowance for credit losses (Note 5)	**2,434**	2,469	2,641
	192,605	191,005	182,334
Other			
Customers' liability under acceptances	**8,147**	7,576	6,283
Trading derivatives' market valuation	**12,926**	11,622	12,493
Land, buildings and equipment	**1,926**	1,934	1,937
Goodwill	**497**	498	270
Other intangible assets	**226**	235	233
Other assets	**6,671**	7,191	7,879
	30,393	29,056	29,095
	$ 324,951	$ 314,025	$ 300,547
Liabilities and shareholders' equity			
Deposits			
Personal	**$ 86,289**	$ 83,953	$ 81,059
Business and government	**113,652**	109,389	101,466
Banks	**27,606**	24,103	24,341
	227,547	217,445	206,866
Other			
Acceptances	**8,147**	7,576	6,283
Obligations related to securities sold under repurchase agreements	**24,902**	26,032	24,846
Obligations related to securities sold short	**10,513**	11,250	7,453
Trading derivatives' market valuation	**13,639**	11,193	11,993
Other liabilities	**20,369**	20,794	24,226
Non-controlling interest in subsidiaries	**310**	306	287
	77,880	77,151	75,088
Subordinated debentures	**2,578**	2,597	2,625
Capital instrument liabilities	**750**	750	750
Shareholders' equity			
Capital stock			
Preferred shares	**600**	600	300
Common shares and contributed surplus	**3,339**	3,317	3,234
Retained earnings	**14,458**	14,126	13,236
Cumulative foreign currency translation	**(2,201)**	(1,961)	(1,552)
	16,196	16,082	15,218
	$ 324,951	$ 314,025	$ 300,547

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

(Unaudited) ($ millions)	For the three months ended January 31 2006	January 31 2005
Preferred shares	**$ 600**	$ 300
Common shares and contributed surplus		
Common shares:		
Balance at beginning of year	**3,316**	3,228
Issued	**34**	45
Purchased for cancellation	**(12)**	(40)
Balance at end of period	**3,338**	3,233
Contributed surplus: Fair value of stock options	**1**	1
Total	**3,339**	3,234
Retained earnings		
Balance at beginning of year	**14,126**	13,239
Net income	**852**	788
Dividends: Preferred	**(8)**	(4)
Common	**(356)**	(322)
Purchase of shares	**(156)**	(465)
Balance at end of period	**14,458**	13,236
Cumulative foreign currency translation		
Balance at beginning of year	**(1,961)**	(1,783)
Net unrealized foreign exchange translation gains/(losses)[1]	**(240)**	231
Balance at end of period	**(2,201)**	(1,552)
Total shareholders' equity at end of period	**$ 16,196**	$ 15,218

(1) Comprises unrealized foreign exchange translation gains/(losses) on net investments in self-sustaining foreign operations of $(444) (January 31, 2005 – $381) and gains/(losses) from related foreign exchange hedging activities of $204 (January 31, 2005 – $(150)).

The accompanying notes are an integral part of these interim consolidated financial statements.

Condensed Consolidated Statement of Cash Flows

Sources and (uses) of cash flows *(Unaudited) ($ millions)*	For the three months ended **January 31 2006**	 January 31 2005
Cash flows from operating activities		
Net income	**$ 852**	$ 788
Adjustments to net income to determine cash flows	**(43)**	10
Net accrued interest receivable and payable	**(97)**	18
Trading securities	**(2,166)**	(3,158)
Trading derivatives' market valuation, net	**1,113**	(340)
Other, net	**(1,242)**	1,028
	(1,583)	(1,654)
Cash flows from financing activities		
Deposits	**12,892**	8,120
Obligations related to securities sold under repurchase agreements	**(824)**	4,917
Obligations related to securities sold short	**(674)**	(151)
Capital stock issued	**28**	40
Capital stock redeemed/purchased for cancellation	**(168)**	(505)
Cash dividends paid	**(364)**	(326)
Other, net	**443**	205
	11,333	12,300
Cash flows from investing activities		
Interest-bearing deposits with banks	**(3,382)**	(2,460)
Loans, excluding securitizations	**(4,057)**	(7,568)
Loan securitizations	**434**	589
Investment securities, net	**(2,914)**	(1,144)
Land, buildings and equipment, net of disposals	**(48)**	(58)
	(9,967)	(10,641)
Effect of exchange rate changes on cash and cash equivalents	**(40)**	35
Net change in cash and cash equivalents	**(257)**	40
Cash and cash equivalents at beginning of period	**2,501**	1,921
Cash and cash equivalents at end of period	**$ 2,244**	$ 1,961
Cash disbursements made for:		
Interest	**$ 2,327**	$ 1,792
Income taxes	**$ 274**	$ 239

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements *(Unaudited)*

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2005. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year-end audited consolidated financial statements. Certain comparative amounts have been reclassified to conform with the current period's presentation.

1. Future accounting changes:

The following summarizes future accounting policy changes that will be relevant to the Bank's consolidated financial statements.

Financial instruments

The CICA has issued three new standards: Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income. These will be effective for the Bank on November 1, 2006, and require the following:

Financial Instruments – Recognition and Measurement

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except the following, which will be carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, certain securities and non-trading financial liabilities. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are held as available for sale will be recorded in other comprehensive income until realized, when they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value in the Consolidated Balance Sheet.

Hedges

In a fair value hedge, the change in fair value of the hedging derivative will be offset in the Consolidated Statement of Income against the change in the fair value of the hedged item relating to the hedged risk. In a cash flow hedge, the change in fair value of the derivative to the extent effective will be recorded in other comprehensive income until the asset or liability being hedged affects the Consolidated Statement of Income, at which time the related change in fair value of the derivative will also be recorded in the Consolidated Statement of Income. Any hedge ineffectiveness will be recorded in the Consolidated Statement of Income.

Comprehensive Income

Unrealized gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded in a Statement of Other Comprehensive Income until recognized in the Consolidated Statement of Income. Other comprehensive income will form part of shareholders' equity.

The transitional impact of these new standards is not yet determinable as it is dependent on the Bank's outstanding positions, hedging strategies and market volatility at the time of transition.

2. Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking and Scotia Capital. Results for these operating segments are presented in the Business line income tables on pages 10 to 14.

3. Significant capital transactions

In the first quarter of 2006, the Bank initiated a new normal course issuer bid to purchase up to 50 million of the Bank's common shares. This represents approximately 5 per cent of the Bank's outstanding common shares. The bid will terminate on the earlier of January 5, 2007, or the date the Bank completes its purchases.

During the quarter, the Bank purchased 3.7 million common shares at an average cost of $45.87.

Subsequent to the quarter end, on February 8, 2006, the Bank redeemed all of its $300 million 7.4% subordinated debentures that were due to mature in 2011.

4. Sales of loans through securitizations

The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The net gain on the sale of the mortgages resulting from these securitizations is recognized in securitization revenues in the Consolidated Statement of Income. No credit losses are expected, as the mortgages are insured. The following table summarizes the Bank's sales.

	For the three months ended		
($ millions)	**January 31 2006**	October 31 2005	January 31 2005
Net cash proceeds(1)	**$ 434**	$ 475	$ 589
Retained interest	**11**	16	14
Retained servicing liability	**(2)**	(3)	(4)
	443	488	599
Residential mortgages securitized	**437**	479	588
Net gain on sale	**$ 6**	$ 9	$ 11

(1) Excludes insured mortgages which were securitized and retained by the Bank of $268 for the three months ended January 31, 2006 (October 31, 2005 – $496; January 31, 2005 – $525). These assets are classified as investment securities and have an outstanding balance of $1,437 as at January 31, 2006.

5. Allowance for credit losses

The following table summarizes the change in the allowance for credit losses.

	For the three months ended		
($ millions)	**January 31 2006**	October 31 2005	January 31 2005
Balance at beginning of period	**$ 2,475**	$ 2,572	$ 2,704
Write-offs	**(131)**	(160)	(149)
Recoveries	**39**	68	36
Provision for credit losses	**75**	36	74
Other, including foreign exchange adjustment	**(13)**	(41)	(15)
Balance at the end of period[1][2]	**$ 2,445**	$ 2,475	$ 2,650

(1) As at January 31, 2006, $11 (October 31, 2005 – $6; January 31, 2005 – $9) has been recorded in other liabilities.

(2) As at January 31, 2006, the general allowance for credit losses was $1,330 (October 31, 2005 – $1,330; January 31, 2005 – $1,375).

6. Employee future benefits

Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank's principal plans[1].

	For the three months ended		
($ millions)	**January 31 2006**	October 31 2005	January 31 2005
Benefit expenses			
Pension plans	**$ 24**	$ 15	$ 21
Other benefit plans	**31**	24	27
	$ 55	$ 39	$ 48

(1) Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

7. Future acquisitions

The Bank recently announced the acquisitions of i) the Canadian operations of the National Bank of Greece, ii) two Peruvian banks, Banco Wiese and Banco Sudamericano, with the intention to merge the banks and own 80% of the combined entity, and iii) the mortgage business of Maple Financial Group Inc., which includes Maple Trust Company. The combined investment in these acquisitions is approximately $700 million. These acquisitions are expected to close in the second quarter of 2006, pending regulatory approval.

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan

Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the Transfer Agent.

Dividend dates for 2006

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 3	January 27
April 4	April 26
July 4	July 27
October 3	October 27

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on March 3, 2006, at 3:00 p.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-814-3911 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail to investor.relations@scotiabank.com.

A telephone replay of the conference call will be available from March 3, 2006, to March 17, 2006, by calling (416) 640-1917 and entering the identification code 21174131#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:

For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.

Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's Transfer Agent:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado 80401 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

Scotiabank™